SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series IV Notes in a principal amount of USD 33,832,340.00, due 2014.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fixed Rate Series IV Notes in a principal amount of USD 33,832,340, due 2014

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on November 14, 2013, will start the payment of the seventh installment of interests and third installment of principal related to its Series IV Notes issued on February 14, 2012.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	November 14, 2013
Number of service to be paid:	Seventh installment of interests / Third Installment of principal.
Period comprised by the payment:	August 14, 2013 / November 14, 2013.
Concept of payment:	Interests (100%). Principal (25%)
Payment Currency:	ARS (Argentine Peso) at the applicable exchange rate.
Capital Outstanding:	USD 16,916,170.00
Annual Nominal Interest:	7.45%
Amount of interest being paid:	USD 317,653.23
Applicable exchange rate:	To be defined according to the Price Supplement.
Amortization coupon:	USD 8,458,085.00
Payment address:	25 de Mayo 362, Buenos Aires, Argentina.

Interests will be paid to the people at whose name the Notes were registered as of November 13, 2013 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

November 12, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets